OCI RESOURCES LP

FIVE CONCOURSE PARKWAY

SUITE 2500

ATLANTA, GEORGIA 30328

September 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:          OCI Resources LP

Registration Statement on Form S-1

File No. 333-189838

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OCI Resources LP, a Delaware limited partnership (the “Partnership”), respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-189838) (the “Registration Statement) so that such Registration Statement may be declared effective at 2:00 p.m., Eastern Time, on Thursday, September 12, 2013, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313, and that such effectiveness also be confirmed in writing.

The Partnership hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OCI Resources LP

By:	/s/ Kirk H. Milling
Name:	Kirk H. Milling
Title:	Chief Executive Officer of OCI Resource Partners LLC, general partner of OCI Resources LP